FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of June 2006
GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)
GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F   ☑           Form 40-F   ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes   ☐          No   ☑

Gemplus International S.A.
SIGNATURE

Creation of Gemalto
and launch of the public exchange offer for Gemplus shares
Gemalto becomes operational with this new step in the combination of Axalto and Gemplus
Amsterdam and Luxembourg, June 2, 2006 — Axalto (Euronext NL0000400653 AXL) and Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) announce that the contribution in kind to Axalto of the interests in Gemplus of TPG and the Quandt family entities, 25.2% and 18.3% respectively, in aggregate 43.4% of Gemplus share capital, has been completed today on the basis of an exchange ratio of 2 Axalto shares for every 25 Gemplus shares. Prior to the contribution in kind, Gemplus had initiated the distribution of €0.26 per share to all its shareholders of record as at today’s market close.
Further to these actions, Axalto changed its name to Gemalto. This transaction represents the creation of a new world leader in digital security, with 2005 pro forma revenues of approximately €1.7 billion (US$2.2 billion), operations in 120 countries, large operational centers in the Paris and Marseille areas, and 11,000 employees including 1,500 R&D engineers.
Gemalto will launch a voluntary public exchange offer for the remaining Gemplus shares at the same exchange ratio of 2 Gemalto shares for every 25 Gemplus shares. An offering circular for the offer has been filed with the French stock market authority, the “Autorité des Marchés Financiers” in Paris. The Board of Directors of Gemplus has recommended that Gemplus shareholders tender their shares to the public exchange offer.
After further review, Axalto and Gemplus have reconfirmed their initial estimate of the synergies arising from this transaction, expected to amount to €85 million (US$100 million) per year on a fully-phased basis. This represents almost 70% of Gemalto’s pro forma 2005 operating income.
Axalto and Gemplus have worked together since the merger announcement in December 2005 to develop a detailed, structured program to allow a rapid and efficient integration process. In particular, the companies are ready to operate immediately under a single brand, have defined a joint customer-facing sales team and elaborated a go-to-market strategy aiming to minimize possible sales attrition. Consistent with this program, purchasing is ready to be pooled as from day one, with significant positive effects expected in the first quarters following the completion of the contribution in kind. The first two levels of management of Gemalto have already been announced and become effective immediately, concerning over 150 executives from Axalto and Gemplus, and the next level of management will be announced in the coming days. A full review of the Gemalto cross-functional business and supporting processes is expected to be completed before the end of the third quarter of 2006.
Olivier Piou, CEO of Gemalto commented: “This is a very special day for us. Gemalto represents a true merger of equals, a meeting of minds and people dedicated to building a world-class leader in digital security. Our unique combination creates a compelling platform to capture future industry growth, one that will benefit our clients, our employees and our shareholders. Each and every one of us is now fully focused on delivering on Gemalto’s vision and ambition.”
Alex Mandl, Gemalto’s Executive Chairman said: “A major priority of the Board and management of Gemalto will be to achieve the successful and rapid integration of the two companies that preserves the key strengths of the culture, management and business practices of each and allows the efficient realization of the expected synergies.”

A conference call will take place today at 3:30 PM Paris time (2:30 PM GMT and 9:30 AM New York time) in English only.
Dial-in:

France	:	+33 (0)1 70 99 42 80
UK	:	+44 (0)20 7138 0835
US	:	+1 718 354 1172
A replay will be available at the following numbers, its access code is 1524342# :

France	:	+33 (0)1 71 23 02 48
UK	:	+44 (0)20 7806 1970
US	:	+1 718 354 1112

Corporate Media Relations	Senior Vice-President, Corporate Communications
Emmanuelle SABY	Rémi CALVET
M.: +33(0) 6 09 10 76 10	M.: +33(0) 06 22 72 81 58
esaby@axalto.com	remi.calvet@gemplus.com

Investor Relations
Stéphane BISSEUIL
T.:+33(0) 1 55 01 50 97
M.:+33(0) 6 86 08 64 13
sbisseuil@axalto.com

TBWA \ CORPORATE	Edelman Paris
Emlyn KORENGOLD	Frédéric BOULLARD
T.: +33(0) 1 49 09 66 51	T.: +33(0) 1 56 69 73 95
M.:+33(0) 6 08 21 93 74	frederic.boullard@edelman.com
emlyn.korengold@tbwa-corporate.com
Important Information
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Axalto Holding N.V. (“Axalto”) or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gemplus International S.A. (“Gemplus”).
The exchange offer described above will not be made, directly or indirectly, in or into Australia, Canada or Japan or in or into any other jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions.
Holders of Gemplus securities in France are requested to refer, if and when filed by Axalto, to the prospectus (note d’information) that would be available on the website of the AMF (www.amf-france.org).
Notice to US investors
Any solicitation of offers to buy any Gemplus shares in the United States in the exchange offer will only be made pursuant to a prospectus/offer to exchange and related offer materials that Axalto expects to make available to holders of Gemplus securities. Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials, as well as any amendments and supplements to those documents because they will contain important information.
The Axalto securities referred to herein that will be issued in connection with the exchange offer have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Axalto securities are intended to be made available within the United States in connection with the exchange offer pursuant to an exemption from the registration requirements of the Securities Act.

Gemplus International S.A.

The exchange offer will relate to the securities of a non-U.S. company and will be subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the prospectus/offer to exchange will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Axalto and Gemplus have their corporate headquarters outside of the United States, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: 2 June, 2006
	By:	/s/ Frans SPAARGAREN
		Name:	Frans SPAARGAREN
		Title:	Chief Financial Officer